TARTER
KRINSKY &
DROGIN LLP
ATTORNEYS AT LAW

1350 BROADWAY, 11TH FLOOR
NEW YORK, NY 10018
TEL: (212) 216-8000
FAX: (212) 216-8001

March 21, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:  Mark P. Shuman,
  Branch Chief

Re:	EnterConnect Inc.
Registration Statement on Form SB-2
Filed January 22, 2008
File No. 333-148797

Dear Mr. Shuman:

Please be advised that this firm is special securities counsel to EnterConnect Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated February 21, 2008 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 1 on Form S-1, a copy of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for the resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction(s) that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Mark P. Shuman
April 4, 2008

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes and warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;
•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
-
if the conversion price per share is not set at a fixed price, and, instead is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);
•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

Mark P. Shuman
April 4, 2008

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price share of the underlying securities on the date of the sale of that other security;
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Mark P. Shuman
April 4, 2008

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;
•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;
•	the resulting net proceeds to the issuer; and
•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure, expressed as a percentage, of the total amount of all possible payments (as disclosed in response to Comment Two) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to Comment Three) divided by the net proceeds to the issuer from the sale of convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

Mark P. Shuman
April 4, 2008

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7.	Please provide us, with a view toward disclosure prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note and warrant transactions (which underlying shares are bring registered for resale on this registration statement) that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
•
whether, based on information obtained from the selling shareholders, any of the selling shareholders have an existing short position in the company’s common stock, and, if so, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and
-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note and/or warrant transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note, before the filing or after the filing of the registration statement, etc.).

Mark P. Shuman
April 4, 2008

Comments 1 through 8 were addressed with the inclusion of the following section entitled “Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants”:

DISCLOSURE REGARDING OUR RECENT FINANCING AND CONVERSION OF NOTES AND EXERCISE OF WARRANTS

Terms of Financing Documents

Securities Purchase Agreement

On December 20, 2007, the Company consummated subscriptions with certain investors pursuant to which the Company sold $4,823,000 of Senior Secured Convertible Notes (the "Notes") comprised of 10% interest coupon convertible into 8,038,333 shares of its common stock, par value $0.001 per share (the "Common Stock") at a conversion price of $0.60 and warrants (the "Warrants") to purchase 8,038,333 shares of Common Stock at an exercise price of $0.80 per share.  The Warrants may be exercised at any time and expire in 5 years

Under the Securities Purchase Agreement, we are obligated to pay all costs and expenses incurred by us in connection with the negotiation, preparation and delivery of the transaction documents, as well as the costs associated with registering the common shares underlying the Notes being offered in this Prospectus.

Future Capital Raising Limitations. The Company may not, without the prior written consent of a majority-in-interest of the Investors, negotiate or contract with any party to obtain additional equity financing (including debt financing with an equity component) involving the following:

1.	Issuance of shares of Common Stock at a discount to the market price of such stock;

2.	Issuance of convertible securities that are convertible into an indeterminate number of shares of Common Stock; or

3.
Issuance of warrants during the “Lock-Up Period.” The Lock-up Period begins on the Closing Date and extends until the later of (i) two hundred seventy (270) days from the Closing Date; or, (ii) one hundred eighty (180) days from the date the Registration Statement is declared effective (plus any days in which sales cannot be made thereunder).

In addition, the Securities Purchase Agreement provides the Investors the right of first refusal of any future equity offerings (including debt with an equity component) for the period beginning on the Closing and ending two (2) years after the end of the Lock-up Period (the “Right of First Refusal”). The Right of First Refusal provides each Investor an option to purchase its pro rata share of the securities being offered in the future offering on the same terms as contemplated by such Future Offering.

Notwithstanding the above, such limitations shall not apply to any transaction involving:

1.
issuances of securities in a firm commitment underwritten public offering (excluding a continuous offering pursuant to Rule 415 under the 1933 Act, an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $1,500,000; or

Mark P. Shuman
April 4, 2008

2.
issuances of securities as consideration for a merger, consolidation or purchase of assets, or in connection with any strategic partnership or joint venture (the primary purpose of which is not to raise equity capital), or in connection with the disposition or acquisition of a business, product or license by the Company.

The limitations also shall not apply to the issuance of securities upon exercise or conversion of the Company’s options, warrants or other convertible securities outstanding as of the date hereof or to the grant of additional options or warrants, or the issuance of additional securities, under any Company stock option or restricted stock plan approved by the shareholders of the Company.

Liquidated Damages. We are liable to pay liquidated damages in shares or cash, at our election, equal to 3% of the outstanding amount of the Notes per month plus accrued and unpaid interest if we breach any (i) covenant set forth in the Securities Purchase Agreement, including the failure to comply with blue sky laws, timely file all public reports, use the proceeds from the sale of the Notes in the agreed upon manner, obtain written consent from the Investors to negotiate or contract with a party for additional financing, reserve and have authorized the required number of common shares, maintain the listing or quotation of our common shares on an exchange or automated quotation system or maintaining our corporate existence; or (ii) representation or warranty regarding the condition of our company set forth in the Securities Purchase Agreement.

Collateral Agency and Pledge and Security Agreement

In connection with the Securities Purchase Agreement and as security for the Notes, we executed a Collateral Agency Agreement and a Pledge and Security Agreement (collectively, the “Security Agreements”) granting the Investors a continuing security interest in, a continuing first lien upon, an unqualified right to possession and disposition of, and a right of set-off against, in each case to the fullest extent permitted by law, all of the Company’s right, title and interest in all of the Company’s property (real, personal or otherwise). Under the Security Agreements, events of default occur upon the occurrence of an event of default as defined in the Notes.  The Pledge and Security Agreement permits the Investors, upon an Event of Default, to take title to, receive payment from and sell the collateral.

Warrants

Exercise Terms and Limitation. We simultaneously issued to the Investors five (5) year Warrants to purchase 8,038,333 shares of our common stock at an exercise price of $0.80. The Investors have contractually agreed to restrict their ability to exercise the Warrants and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock.

Cashless Exercise. If the shares of common stock underlying the Warrants are not registered, then the Investors are entitled to exercise the Warrants on a cashless basis without paying the exercise price in cash. In the event that the Investors exercise the Warrants on a cashless basis, then we will not receive any proceeds.

Anti-Dilution. The Warrants’ exercise price will be adjusted in certain circumstances such as securities issued in connection with the Notes, excluding if we issue common stock at a price below market price, if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the Investors’ position.

Notes

Interest, Maturity and Conversion. The Notes bear interest at 10% per annum, mature three (3) years from the issuance date, and are convertible into shares of our common stock at the rate of $0.60 per share.  The aggregate principal amount of the Notes is $4,823,000.  Thus, the Investors may convert the Notes into an aggregate amount 8,038,333 shares of the Company's common stock ("Conversion Shares").

Mark P. Shuman
April 4, 2008

Conversion Limitation. The Investors have contractually agreed to restrict their ability to convert the Notes and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such conversion does not exceed 4.99% of the then issued and outstanding shares of our common stock.

Redemption. At any time prior to December 20, 2008, the holders have the right to redeem the Notes for 100% of the remaining balance of the Notes.

Prepayment. The Notes may not be prepaid by the Company.

Anti-Dilution. The conversion price of the Notes will be adjusted in certain circumstances such as if we issue common stock or convertible securities which convert into common stock at a price below the Conversion Price, except for any securities issued in connection with the Notes, if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the Investors’ position.

Default. An “Event of Default” occurs if we:

•	Fail to pay the principal or interest when due;
•	Fail to issue shares of common stock upon receipt of a conversion notice;
•	Fail to file a registration statement within 30 days following the Closing or fail to have the registration statement effective 120 days following the Closing;
•	Fail to maintain a number of authorized shares of common stock sufficient for the Investors to convert the Notes;
•	Breach any material covenant or other material term or condition in the Notes or the Securities Purchase Agreement;
•	Breach any representation or warranty made in the Securities Purchase Agreement or other document executed in connection with the financing transaction;
•
Fail to maintain the listing or quotation of our common stock on the OTCBB or an equivalent exchange, the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange, or the American Stock Exchange;

•	Apply for or consent to the appointment of a receiver or trustee for us or any of our property or business, or such a receiver or trustee shall otherwise be appointed;
•
Have any money judgment, writ or similar process shall be entered or filed against us or any of our subsidiaries or any of our property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Investors;

•	Breach any material provision of the Security Agreements;
•
Institute or have instituted against us or any of our subsidiaries any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors; or

•	Default under any Note issued pursuant to the Securities Purchase Agreement.

Value of Shares Underlying Notes

The maximum aggregate dollar value of the 8,038,333 shares of common stock underlying the Notes that the Company has registered for resale is $7,636.416.35.  The market price for the Company’s common stock on the Issuance Date was $0.95per share based on the closing price on December 20, 2007, the last closing price prior to the Issuance Date.

Mark P. Shuman
April 4, 2008

Fees and Payments Associated with Transaction

The following table discloses the dollar amount of each payment (including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to any Selling Stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes. For purposes of this table, we assumed that the aggregate of $4,823,000 in Notes were issued on December 20, 2007. There are no other persons with whom any Selling Stockholder has a contractual relationship with regarding the transaction.

Finder’s Fee	Structuring and Due Diligence Fees(1)	Maximum Possible Interest Payments(2)	Maximum Redemption Premium(3)	Maximum Possible Liquidated Damages(4)	Maximum First Year Payments(5)	Maximum Possible Payments(6)	Net Proceeds to Company(7)

$0	$0.0	$247,626	$0.0	$153,792	$5,478,917	$466,418	$4,356.582

(1)	None

(2)	Maximum possible interest payments for interest accrued through December 20, 2008

(3)	We do not have the right to redeem the full principal amount of the Notes prior to the maturity.

(4)
Under the Securities Purchase Agreement, the maximum amount of liquidated damages that the Company may be required to pay for the twelve (12) months following the sale of all Notes is 3% of the outstanding principal and accrued and unpaid interest.

(5)
Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $247,626 in interest and $153,792 in liquidated damages. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $5,478,917.

(6)
Total maximum payments payable by Company, maximum possible interest of $247,626 and maximum possible liquidated damages of $153,792. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $466,418 and reduce the net proceeds to Company to $4,356,582.

(7)	Total net proceeds to the Company. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement.

Total Possible Profit Selling Stockholders Could Realize

Notes

The following table discloses the total possible profit Selling Stockholders could realize as a result of the conversion discount for the securities underlying the Notes.

Mark P. Shuman
April 4, 2008

Market Price(1)	Conversion Price(2)	Shares Underlying Notes(3)	Combined Market Price of Shares(4)	Total Conversion Price(5)	Total Possible Discount to Market Price(6)

$0.95	$0.60	8,038,333	$7,636,416	$4,823,000	$2,813,416

(1)	Market price per share of our common stock on the Issuance Date (December 20, 2007).

(2)	As defined in the Senior Secured Convertible Notes.

(3)	Total number of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date.

(4)	Total market value of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date based on the market price on the Issuance Date.

(5)	Total value of shares of common stock underlying the Notes assuming full conversion of the Notes as of the Issuance Date based on the conversion price.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

Warrants

We also issued to Selling Stockholders five year Warrants to purchase an aggregate of 8,038,333 shares of our common stock, exercisable on a cashless basis provided we are not in default of the Notes with the aggregate exercise price of $0.80 if exercised on a cashless basis. The following table discloses the total possible profit Selling Stockholders could realize as a result of the cashless exercise of the Warrants.

Market Price(1)	Exercise Price(2)	Shares Underlying Warrants(3)	Combined Market Price(4)	Total Exercise Price(5)	Total Possible Discount to Market Price(6)

$0.95	$0.80	8,038,333	$7,636,416	$6,430,666	$1,205,750
Total		8,038,333	$7,636,416	$6,430,666	$1,205,750

(1)	Market price per share of our common stock on the Issuance Date (December 20, 2007).

(2)	The exercise price per share of our common stock underlying the Warrants is fixed at $0.80.

(3)
Total number of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date. Upon certain adjustments of the exercise price of the warrants, the number of shares underlying the warrants may also be adjusted such that the proceeds to be received by us would remain constant.

(4)	Total market value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(5)	Total value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

Mark P. Shuman
April 4, 2008

Combined Total Possible Profit Selling Stockholders Could Realize

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors’ return on investment. For purposes of this table, we assumed that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

Gross Proceeds Payable to Company(1)	Maximum Possible Payments by Company(2)	Net Proceeds to Company(3)	Combined Total Possible Profit to Investors(4)	All Payments + Possible Profit / Net Proceeds(5)	All Payments + Possible Profit / Net Proceeds Averaged Over 3 Years(6)

$4,823,000	$466,418	$4,356,582	$4,019,167	103%	34%

(1)	Total amount of the Notes.

(2)
Total maximum payments payable by Company, , maximum possible interest of $247,626 and maximum possible liquidated damages of $153,792. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $466,418 and reduce the net proceeds to Company to $4,356,582.

(3)	Total net proceeds to the Company. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement.

(4)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is $0.60 per share. The warrant exercise price is $0.80 per share.

(5)
Percentage equal to the maximum possible payments by us in the transaction ($466,418) plus total possible discount to the market price of the shares underlying the convertible debentures ($4,019,167), plus profit from 8,038,333 warrants in the money as of the Issuance Date divided by the net proceeds to the Company resulting from the sale of the Notes ($4,356,582).

(6)	Calculated by dividing 34% (footnote 5) by 3.

Prior Securities Transactions with Selling Stockholders

We engaged in prior securities transactions with the following Selling Stockholders:

From November 16, 2006 to February 28, 2007, when 18,000,000 shares of the Company’s Common Stock were issued and outstanding, the Company conducted a private placement of its securities solely to accredited investors.  The sale to the following individuals were issued shares from the authorized capital stock for additional working capital. These shares were exempt from registration pursuant to Regulation D of the Securities Act of 1933.  Subscriptions were for units at a purchase price of $100,000 comprised of a 10% Series A Convertible Debenture and Class A Warrants to purchase 60,000 shares of the Company’s Common Stock at exercise prices of $2.00, $3.00 and $4.00.  The Company executed subscriptions for an investment of $2,112,732.  211,273.2 10% Series A Convertible Debentures and 1,267,641 Class A Warrants were sold in the Offering.

Mark P. Shuman
April 4, 2008

Name of Selling Stockholder	Number of Shares Acquired	Percentage of Class Upon Issuance(1)	Market Price Per Share Prior to Offering(2)	Current Market Price Per Share
Adams, Madeline Gayle	42,960	.23	$1.00	$$0.95
Cahn, Marc S.	26,870	.15	$1.00	$$0.95
Cerneka, Lore	53,890	.29	$1.00	$$0.95
Cheeseman, Valerie	84,069	.47	$1.00	$$0.95
Crawford, Veronne J., Trustee Veronne J. Crawford Trust	105,315	.59	$1.00	$$0.95
Dudziak, Norman A., Jr.	26,945	.15	$1.00	$$0.95
Eigel, Christopher J.	107,781	.60	$1.00	$$0.95
Groetsch, Brian L., Sr.	53,890	.29	$1.00	$$0.95
Kaplan, Ralph V., M.D. Sadowsky, Naomi P., M.D.	26,623	.15	$1.00	$$0.95
Lau, Grant	26,329	.15	$1.00	$$0.95
Maccollum Family Trust Maxwell S. MacCollum	53,890	.29	$1.00	$$0.95
McGee, Lawrence Stone III	80,836	.45	$1.00	$$0.95
Murray, Alan John	53,630	.29	$1.00	$$0.95
Ritsch, James	26,870	.15	$1.00	$$0.95
Serikawa, Yoshihara	26,965	.15	$1.00	$$0.95
Spencer, David R.	21,496	.12	$1.00	$$0.95
Stiehl, Walter, A.	26,870	.15	$1.00	$$0.95

(1) Based upon 18,000,000 shares issued and outstanding at the time of the offering.

(2) There was no market for the Company’s common stock on the date of subscription.  The offering price of the shares was $1.00 per share.

On July 31, 2007, the Company conducted a private placement of its securities solely to accredited investors.  The offering was exempt from registration pursuant to Regulation D of the Securities Act of 1933.  Subscriptions were for units at a purchase price of $25,000 comprised of a 14% Debenture and 50,000 shares of the Company's Common Stock.  The Company executed subscriptions for investments of $585,000 and issued a total of 1,171,000of which the following was subscribed for by the selling stockholders:

Mark P. Shuman
April 4, 2008

Name of Selling Stockholder	Number of Shares Acquired	Percentage of Class Upon Issuance(1)	Market Price Per Share Prior to Offering(2)	Current Market Price Per Share
Adams, Madeline Gayle	50,000.23		$1.00	$0.95
Cahn, Marc S.	50,000.23		$1.00	$0.95
Cerneka, Lore	50,000.23		$1.00	$0.95
Cheeseman, Valerie	46,000.21		$1.00	$0.95
Crawford, Veronne J., Trustee Veronne J. Crawford Trust	50,000.23		$1.00	$0.95
Dudziak, Norman A., Jr.	100,000.47		$1.00	$0.95
Eigel, Christopher J.	50,000.23		$1.00	$0.95
Groetsch, Brian L., Sr.	100,000.47		$1.00	$0.95
Kaplan, Ralph V., M.D. Sadowsky, Naomi P., M.D.	50,000.23		$1.00	$0.95
Lau, Grant	50,000.23		$1.00	$0.95
MacCollum Family Trust Maxwell S. MacCollum	50,000.23		$1.00	$0.95
McGee, Lawrence Stone III	125,000.58		$1.00	$0.95
Murray, Alan John	50,000.23		$1.00	$0.95
Power, Alan	50,000.23		$1.00	$0.95
Ritsch, James	100,000.47		$1.00	$0.95
Serikawa, Yoshihara	100,000.47		$1.00	$0.95
Shah, Art	25,000.12		$1.00	$0.95
Spencer, David R.	50,000.23		$1.00	$0.95
Stiehl, Walter, A.	25,000.12		$1.00	$0.95

(1) Based upon 21,416,112 shares issued and outstanding at the time of the offering.

(2) There was no market for the Company’s common stock on the date of subscription.  The offering price of the shares was $1.00 per share.

Shares Outstanding Prior to the Transaction

The following table discloses certain information comparing the number of shares outstanding prior to the transaction, number of shares registered by the Selling Stockholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Number of shares outstanding prior to convertible note transaction held by persons other than the Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders.	27,125,261

Number of shares registered for resale by Selling Stockholders or affiliates in prior registration statements.	4,237,112

Number of shares registered for resale by Selling Stockholders or affiliates of Selling Stockholders that continue to be held by Selling Stockholders or affiliates of Selling Stockholders.	4,237,112

Number of shares sold in registered resale by Selling Stockholders or affiliates of Selling Stockholders.	0

Number of shares registered for resale on behalf of Selling Stockholders or affiliates of Selling Stockholders in current transaction.	3,288,172

Mark P. Shuman
April 4, 2008

Repayment, Shorting and Prior Transactions with Selling Stockholders

The Company intends to use the proceeds from the Notes and not repay the Notes when they become due and payable. To the best of our knowledge, and based on information obtained from the Selling Stockholders, none of the selling shareholders have an existing short position in the Company’s common stock.

Except as set forth above, the Company has not in the past three (3) years engaged in any securities transaction with the Selling Stockholders.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)-the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We have been advised by the Issuer that it is their view that any and all relationships and arrangements between the Issuer and the selling shareholders in connection with the sale of the convertible notes and warrants have been previously been disclosed and presented in the prospectus and the agreements with the selling shareholders are presented as exhibits therein and those exhibits incorporated by reference to the prospectus.

10.
Please be advised that adjustments to the number of shares issuable upon conversion of the notes pursuant to the price protection provision of Section 7 of the notes and Section 2 of the warrants do not appear to be “adjustments offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions” within the meaning of that phrase as used in Rule 416 of the Securities Act. Please confirm your understanding to this effect. See Securities Act Rules #2S of the March 1999 Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations for guidance.

Mark P. Shuman
April 4, 2008

We have been advised by the Issuer of its understanding that the number of shares registrable exceeds the number of shares issuable upon conversion of the notes and exercise of the warrants including “adjustments offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions” within the meaning of that phrase as used in Rule 416 of the Securities Act.

Plan of Operations, page 8

11.
Please update your disclosure to describe your plan of operation for the next 12 months. See Item 303(a)(1) of Regulation S-B. Ensure that the liquidity and capital resources disclosure discusses the minimum period of anticipated operations from the effective date that currently available resources to fund minimum operations for a period of at least 12 months from the effective date, state the estimated dollar amount of funds that will be needed to fund the participated operations for the 12 month period.  Discuss your plans or proposals to obtain the resources needed to fund operations for this period.

The Plan of Operations has been updated to provide the following:

At December 31, 2007, EnterConnect's cash position was $3,245,706.  At its current rate of expenditures, EnterConnect will have cash available to maintain operations for the next 12 months.  As discussed above, our audited financial statements at March 31, 2007, expressed substantial doubt about our ability to continue as a “going concern”.  In the event that we do not have sufficient funds necessary to fund our plan of operations for the next 12 months, we may be required to scale down our Sales and Marketing and Research and Development expense.

and:

LIQUIDITY AND CAPITAL RESOURCES

We are a start-up enterprise and  have only begun to generate revenues.  While our cash position is sufficient to continue our operations for the next twelve months, our ability to continue as a going concern thereafter will be dependent upon receiving additional third party financings to fund our business.

Cash used in operating activities for the nine month period ended December 31, 2007 was $2,482,408 which was primarily funded from cash received from the sale of the Company’s securities.  While the Company is attempting to produce sufficient sales, the Company’s cash position may not been sufficient to support the Company’s daily operations.  Management has raised additional funds by way of a private offering.  While the Company believes in the viability of its strategy to produce sales volume and in its ability to raise additional funds, there can be no assurances to that effect.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenues.

Recent Events, page 8

Mark P. Shuman
April 4, 2008

12.
We note your disclosure in this section briefly describing the private placements of your convertible notes and warrants. We also note that we are unable to find the section entitled “Private Placement of Convertible Notes and Warrants”, to which you refer on page 10.  Please expand your disclosure to provide a materially complete description of the rights and obligations under the convertible notes and warrants.

The following description of the Issuer’s private placements of its securities was included following the Selling Stockholders table:

PRVATE PLACEMENT OF COMMON STOCK AND WARRANTS

On December 6, 2007, the Company consummated subscriptions with certain of the Selling Stockholders pursuant to which the Company sold an aggregate of 933,333 shares of its common stock and warrants to purchase 466,666 shares of common stock at an exercise price of $1.00 per share for an aggregate purchase price of $700,000.  The warrants may be exercised at any time and expire in 7 years.  The Company issued 140,000 placement agent warrants in connection with this offering all of which are exercisable into shares of common stock at a price of $1.50 per share.

The shares and warrants were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act and Rule 506 promulgated thereunder. The agreements executed in connection with the sale contain representations to support our reasonable belief that the subscribers had access to information concerning our operations and financial condition, the subscribers acquired the securities for their own account and not with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the subscribers  are sophisticated within the meaning of Section 4(2) of the Securities Act and “accredited investors” (as defined by Rule 501 under the Securities Act). In addition, the issuances did not involve any public offering; the Company made no solicitation in connection with the sale other than communications with the subscribers; we obtained representations from the subscribers regarding their investment intent, experience and sophistication; and the subscribers either received or had access to adequate information about us in order to make an informed investment decision.

PRIVATE PLACEMENT OF CONVERTIBLE NOTES AND WARRANTS

On December 20, 2007, the Company consummated subscriptions with certain of the Selling Stockholders pursuant to which the Company sold $4,823,000 10% Senior Secured Convertible Notes (the "Notes") convertible into 8,038,333 shares of its common stock and warrants to purchase 8,038,333 shares of common stock at an exercise price of $.80 per share.  The warrants may be exercised at any time and expire in 5 years.  Of the Notes subscribed for in the offering, proceeds equaling $573,000 were received upon the conversion by the holders of the Company’s previously subscribed for convertible debentures in July 2007.

Pursuant to a Registration Rights Agreement executed in connection with the offering, the Company was required to file a registration statement within 30 days thereof and have the registration statement effective 120 days following the closing of the offering.  The Notes are secured by a pledge of all of the Company’s assets and property.

The Notes and warrants were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act and Rule 506 promulgated thereunder. The agreements executed in connection with the sale contain representations to support our reasonable belief that the subscribers had access to information concerning our operations and financial condition, the subscribers acquired the securities for their own account and not with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the subscribers  are sophisticated within the meaning of Section 4(2) of the Securities Act and “accredited investors” (as defined by Rule 501 under the Securities Act). In addition, the issuances did not involve any public offering; the Company made no solicitation in connection with the sale other than communications with the subscribers; we obtained representations from the subscribers regarding their investment intent, experience and sophistication; and the subscribers either received or had access to adequate information about us in order to make an informed investment decision.

Mark P. Shuman
April 4, 2008

Selling Stockholders, page 10

13.	Footnotes three to five, seven and eight appear to be missing from your disclosure. Please advise.

The Selling Stockholder schedule was amended as follows:

Name of Security Holder	Maximum number of shares to be sold pursuant to this prospectus	Maximum number of shares to be sold pursuant to this prospectus underlying common stock warrants	Number of shares of common stock owned after the offering is complete

Highbridge International LLC (1)	5,416,667	4,166,667	0
Professional Offshore Opportunity Fund, Ltd. (2)	2,816,667	1,666,667	0
Cranshire Capital, LP (3)	541,667	416,667	0
Iroquois Master Fund Ltd.(4)	541,667	416,667	0
Adams, Madeline Gayle	54,167	41,667	0
Cahn, Marc S.	54,167	41,667	0
Cerneka, Maria	54,167	41,667	0
Cheeseman, Valerie	49,833	38,333	0
Crawford, Veronne J., Trustee	54,167	41,667	0
Dudziak, Norman A., Jr.	108,333	83,333	0
Eigel, Christopher J.	54,167	41,667	0
Groetsch, Brian L., Sr.	108,333	83,333	0
Kaplan, Ralph V., M.D.	54,167	41,667	0
Krauss, George	675,001	416,667	0
Lau, Grant	54,167	41,667	0
MacCollum, Maxwell S.	54,167	41,667	0
McGee, Lawrence Stone III, MD	135,417	104,167	0
Murray, Alan John	54,167	41,667	0
Power, Alan	54,167	41,667	0
Ritsch, James J.	108,333	83,333	0
Serikawa, Yoshihara	108,333	83,333	0
Spencer, David R.	54,167	41,667	0
Stiehl, Walter A.	27,083	20,833	0
Worldwide Gateway Co. Ltd.(5)(6)	0	750,000	0
WMS Enterprises LLC (6)(7)	0	175,000	0
Aaron Katz (6)(8)	0	76,875	0
Sandgrain Securities (6)(9)	0	25,625	0
Juan Ferrier (6)	0	100,000	0
Global Media Fund, Inc. (9)	666,666	333,333	0
Marcus, Frederic L.	66,666	33,333	0
Emig, Glenn E.	66,666	33,333	0
Green Drake Capital Corp.(10)	0	75,000
Total:	12,033,169	9,678,961	0

Mark P. Shuman
April 4, 2008

(1) Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(2) Howard Berger has voting and investment control over the shares held by Professional Offshore Opportunity Fund, Ltd. Mr. Berger disclaims beneficial ownership of these securities.

(3) Mitchell Kopin has voting and investment control over the shares held by Cranshire Capital LP. Mr. Kopin disclaims beneficial ownership of these securities.

(4) Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund. Mr. Silverman disclaims beneficial ownership of these securities.

(5) Andy Lai Kui Shing has voting and investment control over the shares held by Worldwide Gateway Co. Ltd. Mr. Lai disclaims beneficial ownership of these securities.

(6) Subject to Lock-Up Agreement whereby the holders agreed, for as long as the Senior Secured Convertible Notes remain outstanding, not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of common stock.

(7) Reed Madison, Chris Wrolstad and Steve Osello have voting and investment control over the shares held by WMS Enterprises, LLC. Messrs. Madison, Wrolstad and Osello disclaim beneficial ownership of these securities.  As a registered broker-dealer, WMS may be deemed to be an “underwriter” within the meaning of the Securities Act.

(8) Mr. Katz holds warrants to purchase 30,000, shares of common stock at an exercise price of $1.50 per share and warrants to purchase 46,875 shares at an exercise price of $0.80 per share.

(9) Warrants to purchase 10,000 shares of common stock are exercisable at a price of $1.50 per share and warrants to purchase 15,625 shares are exercisable at $0.80 per share.  Nancy Chinchar has voting and investment control over the shares held by Sandgrain Securities, Inc. Ms. Chinchar disclaims beneficial ownership of these securities.  As a registered broker-dealer, Sandgrain may be deemed to be an “underwriter” within the meaning of the Securities Act.

(10) Barry Silbert has voting and investment control over the shares held by Green Drake Capital Corporation.  Mr. Silbert disclaims beneficial ownership of these securities.  As a registered broker-dealer, Green Drake may be deemed to be an “underwriter” within the meaning of the Securities Act.

14.
The number of shares being offered by the selling shareholders based on the total disclosed in this section is greater than the number of shares disclosed in the calculation of registration fee table. Please revise your document to ensure that the number of shares registered in the fee table is consistent with the shares shown on the cover page of the prospectus and listed in the selling stockholders section of the prospectus.

Mark P. Shuman
April 4, 2008

The registration statement was revised to include the number of shares registered in the fee table as consistent with the shares shown on the cover page of the prospectus and listed in the selling stockholders section of the prospectus.

15.
Please disclose whether any of the selling shareholders are registered broker-dealers and/or affiliated with registered broker-dealers. To the extent a selling shareholder is a registered broker-dealer, tell us whether the shares offered for resale were acquired as transaction-based compensation earned for investment banking services. Provide appropriate details in your response letter. To the extent selling shareholders are affiliated with a registered broker-dealer, disclose whether the broker-dealer affiliate acquired the securities in the ordinary course of business and whether any such selling shareholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of the acquisition.

The following shares underlying warrants were earned by broker-dealers or persons affiliated with broker dealers as consideration for investment banking services as placement agents:

Name:	Shares Underlying Warrants

Green Drake Capital Corporation	75,000
Sandgrain Securities, Inc.	25,625
WMS Enterprises, LLC.	175,000
Aaron Katz	76,875
Juan Ferrier	100,000

We have been advised by the Issuer that the broker-dealers and affiliates acquired the warrants in the normal course of their business and at the time such warrants were acquired and did not have and do not have any agreements or understandings, directly or indirectly, with any person to distribute the warrants or any securities issuable upon the conversion thereof.

16.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity and to the extent not already disclosed, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Please see the response to Comment 13 included in the notes to the Selling Stockholders table.

Mark P. Shuman
April 4, 2008

Security Ownership of Beneficial Owners and Management, page 15

17.
In a footnote on your table, please state the amount of shares, if any, shown in the “shares beneficially owned” column that the listed beneficial owner has the right to acquire within 60 days from the rights, conversion privileges, or similar obligations. Also, please be sure to calculate the percent of class on the basis of the amount of outstanding securities plus, for each person or group, any securities that a person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges, or other rights. See Instructions 1 and 3 to Item 403 of Regulation S-B.

The table was revised as follows:

Name of Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)

Sam Jankovich (3)	9,000,000	33.2%

Michael Wainstein (4)	7,725,000	28.5%

Dean Galland	2,109,400	7.7%

Officers and directors as a group (3 persons)	18,834,400	69.4%

(1) "Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.
(2) Based upon 27,125,261 shares of common stock outstanding.
(3) Mr. Jankovich may be considered a promoter of the Company.  He is located at 100 Century Center Court, Suite 650, San Jose, California 95112.
(4) Beneficially owned by Private Capital Group, LLC.  Mr. Wainstein may be considered a promoter of the Company.  He is located at 1500 Broadway, Suite 2003, New York, New York, 10036.

Financial Statements, page F-1

18.
Please amend your filing to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

The financial Statements for the nine months ending December 31, 2007 were included in the prospectus and the disclosures throughout updated accordingly.

Mark P. Shuman
April 4, 2008

Recent Sales of Unregistered Securities, page 29

19.
Please update the information to disclose the private placements of your notes and warrants in December 2007 and any other transactions not already disclosed. See Item 701 the disclosure guidelines applicable to your company.

The following description of unregistered sales of securities was included following the Selling Stockholders table:

PRVATE PLACEMENT OF COMMON STOCK AND WARRANTS

On December 6, 2007, the Company consummated subscriptions with certain of the Selling Stockholders pursuant to which the Company sold an aggregate of 933,333 shares of its common stock and warrants to purchase 466,666 shares of common stock at an exercise price of $1.00 per share for an aggregate purchase price of $700,000.  The warrants may be exercised at any time and expire in 7 years.  The Company issued 140,000 placement agent warrants in connection with this offering all of which are exercisable into shares of common stock at a price of $1.50 per share.

The shares and warrants were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act and Rule 506 promulgated thereunder. The agreements executed in connection with the sale contain representations to support our reasonable belief that the subscribers had access to information concerning our operations and financial condition, the subscribers acquired the securities for their own account and not with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the subscribers  are sophisticated within the meaning of Section 4(2) of the Securities Act and “accredited investors” (as defined by Rule 501 under the Securities Act). In addition, the issuances did not involve any public offering; the Company made no solicitation in connection with the sale other than communications with the subscribers; we obtained representations from the subscribers regarding their investment intent, experience and sophistication; and the subscribers either received or had access to adequate information about us in order to make an informed investment decision.

PRIVATE PLACEMENT OF CONVERTIBLE NOTES AND WARRANTS

On December 20, 2007, the Company consummated subscriptions with certain of the Selling Stockholders pursuant to which the Company sold $4,823,000 10% Senior Secured Convertible Notes (the "Notes") convertible into 8,038,333 shares of its common stock and warrants to purchase 8,038,333 shares of common stock at an exercise price of $.80 per share.  The warrants may be exercised at any time and expire in 5 years.  Of the Notes subscribed for in the offering, proceeds equaling $573,000 were received upon the conversion by the holders of the Company’s previously subscribed for convertible debentures in July 2007.

Pursuant to a Registration Rights Agreement executed in connection with the offering, the Company was required to file a registration statement within 30 days thereof and have the registration statement effective 120 days following the closing of the offering.  The Notes are secured by a pledge of all of the Company’s assets and property.

The Notes and warrants were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act and Rule 506 promulgated thereunder. The agreements executed in connection with the sale contain representations to support our reasonable belief that the subscribers had access to information concerning our operations and financial condition, the subscribers acquired the securities for their own account and not with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the subscribers  are sophisticated within the meaning of Section 4(2) of the Securities Act and “accredited investors” (as defined by Rule 501 under the Securities Act). In addition, the issuances did not involve any public offering; the Company made no solicitation in connection with the sale other than communications with the subscribers; we obtained representations from the subscribers regarding their investment intent, experience and sophistication; and the subscribers either received or had access to adequate information about us in order to make an informed investment decision.

Mark P. Shuman
April 4, 2008

Undertakings, page 34

20.	Please review your Part II section to include the undertakings required by Item 512(a) and Item 512(e) of the disclosure guidelines applicable to your company.

The undertaking was replaced with the following:

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any Prospectus required by Section 10(a)(3) of the Securities Act;

(b) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (Sec. 230.424);

Mark P. Shuman
April 4, 2008

(b) Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the registrant;

(c) The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Signature, page 35

21.	We note that your filing was signed on November 8, 2007, prior to its actual filing on January 22, 2008. Please file subsequent amendments to this registration with current signatures.

The registration was signed concurrent with its filing.

We direct your attention to the Smaller Reporting Company Regulatory Relief  and Simplification adoption release. See Release No. 33-8876.  If a registration statement was filed on an “SB” form before February 4, 2008, the effective date of the rule amendments, and a company seeks to amend it after the effective date of the rule amendments, the company must file the amendment on the appropriate form available to the issuer without an “SB” designation. As discussed in Section IV of the adopting release, issuers will be bale to continue using the disclosure format and content based on the “SB” form until six months after the effective date. We would expect that your amendment will be designated as Form S-1/A.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mark P. Shuman
April 4, 2008

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated  by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that hose requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP
PC/eph